Exhibit 2

FOR IMMEDIATE RELEASE	31 OCTOBER 2017

WPP PLC (“WPP”)

J. Walter Thompson takes majority stake in e-commerce specialist Enext in Brazil

WPP announces that J. Walter Thompson Company, its wholly owned global advertising agency, has acquired a majority stake in E-Next Consultoria e Serviços de Internet Ltda.(“Enext”), a digital agency in Brazil that specializes in e-commerce and Icloud marketing solutions.

Enext revenues were R$10.4 million for the year ended December 31, 2016. Clients include Ambev SA, Arezzo, Mondelez International, Multiplus SA, Novartis AG, Restoque SA and Sephora. Enext employs 120 people and is based in São Paulo. It was founded in 2008.

Enext is a leader in consulting, platform development and managing digital initiatives for clients in Brazil. It offers a unique portfolio of services through the development of digital journeys for consumers to the creation and activation of digital campaigns, the optimization of transactions and the development and monitoring of client relationship models.

The investment continues WPP’s strategy of investing faster growing sectors such as digital and e-commerce and important markets like Brazil. WPP’s digital revenues were over US$7.5 billion in 2016, representing 39% of the Group’s total revenues of US$19.4 billion. WPP has set a target of 40-45% of revenue to be derived from digital in the next four to five years. Digital represented 41% of WPP’s revenues as of June 30, 2017.

WPP is the leading communications services group in Brazil. The Group’s operating companies (including associates) generate revenues of over US$400m and employ almost 7,000 people in Brazil. In Latin America, WPP operating companies (including associates) generate revenues of approximately US$1.6 billion and employ over 23,000 people.

Contact:

Feona McEwan, WPP	+44(0) 20 7408 2204
Kevin McCormack, WPP	+1 (212) 632 2239